

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2021

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
11/F, Block 3, XingChuang Technology Center
5005 Shen Jiang Road, Pudong New Area
Shanghai 200120
People's Republic of China

> **Re: Qutoutiao Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **File No. 001-38644**

Dear Mr. Tan:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology